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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

FEB 25 2019

Washington, DC

SEC FILE NUMBER
8- 46992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1576 NW PINE CREEK AVE
(No. and Street)

ARCADIA	FL	34266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN NECULAE 863-993-2682
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW J HIGGINBOTHAM
(Name – *if individual, state last, first, middle name*)

1466 W. WASHINGTON AVE	LABELLE	FL	33935
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, SUSAN NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Susan Neculae
Signature

TREASURER
Title

Kaitlin Brew
Notary Public

Kaitlin Brew
Notary Public
State of Florida
My Commission Expires 3/6/2020
Commission No. GG 27125

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW J. HIGGINBOTHAM, CPA

P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

Gateway Financial Agency Corporation
1576 NW Pine Creek Ave.
Arcadia, Fl. 34266

I have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report for the year ended December 31, 2018 in which Gateway Financial Agency Corporation identified the following provisions of 17 C.F.R.§ 15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) The exemption provision and Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provisions throughout the most recent fiscal without exception. Gateway Financial Agency Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Andrew J. Higginbotham, CPA,
Labelle, Florida

February 18, 2019

Gateway Financial Agency Corporation

Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2018

To the best of my knowledge and belief Gateway Financial Agency Corporation, Broker/Dealer;

1. Operated under the (k)(1) exemption during the previous calendar year

2. Met the provisions of the exemption throughout the calendar year in that it limited it's business activities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: Susan Neculae FINOP
Susan Neculae

Date: 12/31/2018

15c3-3 Exemption

1576 NW Pine Creek Avenue Arcadia, FL 34266
Phone 863-993-2682 FAX 863-993-2682

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2018

ANDREW J. HIGGINBOTHAM
Certified Public Accountant

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Gateway Financial Agency Corporation

Opinion on the Financial Statements:

We have audited the accompanying balance sheet of Gateway Financial Agency Corporation (the "Corporation") as of December 31, 2018. The related statements of income, stockholders' equity, changes in stockholders' equity, and cash flows for the year ended December 31, 2018, and the related notes collectively referred to as the "financial statements." In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2018, and the results of its operations and its cash flow for the year ended December 31, 2018, in conformity with the accounting principles generally accepted in the United State of America.

Basis for Opinion:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1466 W Washington Ave * P O Box 1466 * LaBelle, Florida 33975 * (863) 675-3903 Fax (863) 675-7767

Supplemental Information:

The Net Capital Requirement (Note 2) and the Additional Requirements (Note 3) have been subjected to audit procedures performed in conjunction with the audit of Gateway Financial Agency Corporation's financial statements. The Net Capital Requirements (Note 2) and the Additional Requirements (Note 3) are the responsibility of Gateway Financial Agency Corporation management. Our audit procedures included determining whether the Net Capital Requirements (Note 2) and Additional Requirements (Note 3) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3). In forming our opinion on the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), we evaluated whether the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), including its form and content is presented in conformity with 17 C.F.R § 240.17 a-5. In our opinion, the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sincerely,

Andrew J. Higginbotham, CPA

Andrew J. Higginbotham
Certified Public Accountant

We have served as the Corporation's auditor since 1994.

Labelle, Florida

February 18, 2019

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

Current Assets		
Cash	$	17,977
Prepaid Expenses		1,482
Commission Receivable		3,500
Total Assets	$	22,959

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	610
Finra Assessment Payable		1,000
Total Liabilites		1,610
Stockholders' Equity		
Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value		7,282
Additional Paid-In Capital		2,809
Retained Earnings		11,258
Total Stockholders' Equity		21,349
Total Liabilities & Stockholders' Equity	$	22,959

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue	
Commissions From Securities Sales	$ 56,623
Agents' Commission Expense	44,910
Gross Profit	11,713
Operating Expenses	
General and Administrative	9,650
Profit From Operations	2,063
Retained Earnings	
Balance, January 1, 2018	9,195
Balance, December 31, 2018	$ 11,258

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2018

Operations:		
Net Income	$	2,063
Adjustments:		
Increase in Prepaid Expense		(380)
Increase in Commission Receivable		(3,500)
Decrease in Accounts Payable		235
Cash Used by Operations		(1,582)
Cash at January 1, 2018		19,559
Cash at December 31, 2018	$	17,977

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2018

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2017	$ 7,282	$ 2,809	$ 9,195	$ 19,286
Net Income	0	0	2,063	2,063
Balance, December 31, 2018	$ 7,282	$ 2,809	$ 11,258	$ 21,349

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Date of Management Review
Management has evaluated subsequent events through February 18, 2019, the date on which the financial statements were available to be issued.

Nature of Business
Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes
The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2014-2018 are open to examination by the Internal Revenue Service.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, the Company has maintained seven thousand seven hundred sixty - four dollars ($7,764) in a separate account at Wells Fargo in fulfillment of the net capital requirement. As of December 31, 2018, the net capital of the Company is nineteen thousand eight hundred sixty - seven dollars ($19,867) which is fourteen thousand eight hundred sixty - seven dollars ($14,867) in excess of it's net capital requirement of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 17,977
Prepaid Expense and Commissions Recei'	4,982
Total Assets	22,959
Less: Total Liabilities	(1,610)
Total Net Worth	21,349
Less: Deduction for Non-Allowable Asset	(1,482)
Total Net Capital	19,867
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 14,867

(Continued)

Liabilities		
Total Aggregate Indebtedness	$	1,610
Percentage of Aggregate Indebtedness to Net Capital		8.10%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2018 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	44,910
Office Supply Reimbursement		1,925
Telephone Reimbursement		1,100

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.